Exhibit 99.1

QIWI to Announce Second Quarter 2018 Financial Results on August 16, 2018

NICOSIA, CYPRUS – August 3, 2018 – QIWI plc, (NASDAQ: QIWI) (MOEX:QIWI) (“QIWI” or the “Company”) today announced that it will host a conference call and webcast on Thursday, August 16, 2018 at 8:30 a.m. ET to review second quarter 2018 financial results. A press release with second quarter 2018 financial results will be issued before the market opens on Thursday, August 16, 2018.

The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (844) 512-2921 or +1 (412) 317-6671 for international callers; the pin number is 13681979. The replay will be available until Thursday, August 23, 2018. The call will be webcast live from the Company’s website at https://www.qiwi.com under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 20.3 million virtual wallets, over 149,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 79 billion cash and electronic payments monthly connecting over 47 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com